Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports 2012 Second Quarter Results

For immediate release, Thursday, August 9, 2012, Calgary, Alberta, Canada

Strong first half results

2012 Second Quarter Results

In the second quarter of 2012, we generated profit of $189 million compared to record profit of $225 million for the second quarter of 2011.  For the six months ended June 30, 2012, we generated profit of $380 million, nearly matching the record profit of $388 million for the six months ended June 30, 2011.  The modest declines were primarily due to an increase in depreciation expense and a decline in the mark-to-market values of our open feedstock derivatives, offset slightly during the six month period by higher margins in our Olefins/Polyolefins business unit.

In the second quarter of 2012, our operating activities provided $401 million of cash, compared to $213 million in the second quarter of 2011.  In the first half of 2012, our operating activities provided $633 million of cash, compared to $258 million in the first half of 2011.  The increases in cash were driven by continued strong earnings and a decrease in working capital.

The Olefins/Polyolefins business unit generated $340 million of operating profit in the second quarter of 2012 versus operating profit of $367 million in the second quarter of 2011. The quarter-over-quarter decline was due to an increase in depreciation expense and lower margins which were partially offset by higher sales volumes.  For the six months ended June 30, 2012, the business unit generated operating profit of $648 million, equal to the operating profit for the six months ended June 30, 2011.

The Performance Styrenics segment reported operating profit from continuing operations of $1 million in the second quarter of 2012 versus operating profit from continuing operations of $2 million in the second quarter of 2011.  For the six months ended June 30, 2012, the segment generated operating profit from continuing operations of $6 million compared to $5 million for the six months ended June 30, 2011.  The year-over-year improvement was due to higher expandable polystyrene (“EPS”) margins.

Highlights

In June 2012, we began utilizing ethane/propane (“E/P”) mix as one of the feedstocks for our Corunna cracker.  Utilizing E/P feedstock is another crucial step in the diversification of Corunna feedstock sources as we convert the facility to consume up to 100% natural gas liquids.

In May 2012, we announced that we signed a letter of intent with PFB Corporation (“PFB”), for a subsidiary of PFB to acquire NOVA Chemicals’ Performance Styrenics business, including the EPS and ARCEL® resin products.  NOVA Chemicals expects to acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.

Financial Highlights

These highlights should be read in conjunction with our unaudited interim condensed consolidated financial statements, as at and for the period ended June 30, 2012, our other 2012 unaudited interim condensed consolidated financial statements and our annual audited consolidated financial statements as at and for the year ended December 31, 2011 contained in our annual report on Form 20-F.

	Three Months Ended June 30		Six Months Ended June 30
(millions of U.S. dollars)	2012	2011	2012	2011
Revenue	$1,421	$1,392	$2,762	$2,691
Operating profit from the businesses from continuing operations	$341	$369	$654	$653
Corporate costs	$(49)	$(21)	$(73)	$(44)
Operating profit from continuing operations	$292	$348	$581	$609

Profit for the period	$189	$225	$380	$388

Cash provided by operating activities	$401	$213	$633	$258

NOVA Chemicals’ 2012 second quarter earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

Media and Investor inquiries, please contact:

Pace Markowitz

Director, Communications

Tel: 412.490.4952

E-mail: markowp@novachem.com

NOVA Chemicals will host a conference call, Thursday, August 9, 2012 at 11:30 a.m. ET (9:30 a.m. MT).  The dial-in number for this call is (416) 406-6419 (Passcode 4125078) and the replay number is (905) 694-9451 (Passcode 4125078).  The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

 is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (“CIAC”) in Canada and is a registered service mark of the American Chemistry Council (“ACC”) in the United States.  ARCEL® is a registered trademark of NOVA Chemicals Inc.

Forward looking information: This news release contains forward-looking information with respect to NOVA Chemicals.  Specific forward-looking information contained in this news release includes, among others, statements regarding our letter of intent with PFB Corporation for a subsidiary of PFB to acquire our Performance Styrenics business and our expected equity stake in PFB on PFB’s Board of Directors following closing.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.